

04015371

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37188

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE CHAPMAN CO

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___5850 WATERLOO ROAD - SUITE 140___
                                  (No. and Street)

___COLUMBIA___   ___MARYLAND___   ___21045___
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___LYNN BALLARD___   ___(410)480-7095___
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILKINS MCNAIR, PC

                    (Name – *if individual, state last, first, middle name*)

___201 N. CHARLES ST., STE 1102___   ___BALTIMORE, MD 21201___
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 2 0 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____EARL U BRAVO, SR_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____THE CHAPMAN CO_____ , as

of _____DECEMBER 31,_____ , 20__03___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

CHIEF OPERATION OFFICER
Title

_M. Lynn Ballard_____

Notary Public

My Commission expires 9/1/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



THE CHAPMAN CO.
AUDITED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2003 AND 2002

THE CHAPMAN CO.
AUDITED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2003 AND 2002

Table of Contents

WILKINS McNAIR, PC

Certified Public Accountants and Management Consultants

201 N. Charles Street, Suite 1102
Baltimore, Maryland 21201
410.962.5252
Fax 410.244.0753
877.962.5252 (Toll Free)
wmcnair@wilkinsmcnair.com
http://wilkinsmcnair.com

203 N. LaSalle Street, Suite 2100
Chicago, Illinois 60601
312.558.1485
Fax 312.346.9603

39555 Orchard Hill Place, Suite 600
Novi, Michigan 48375
248.348.5760
Fax 248.347.1883

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
eChapman, Inc.:

We have audited the accompanying balance sheets of The Chapman Co. (a Maryland corporation) as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Chapman Co. as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a working capital deficit of $2,271,000. The company also has a negative net worth of $2,542,000 at December 31, 2003. Additionally $1,650,000 of the company's total assets is represented by receivables from affiliates, which there is substantial doubt that the affiliate has the ability to pay. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Wilkins McNair P.C.

March 29, 2004

Member: American Institute of Certified Public Accountants
Maryland Association of Certified Public Accountants

THE CHAPMAN CO.
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS	NOTE(S)	2003	2002
Cash	2	$ 2,000	$ 86,000
Cash deposits with clearing organization	2	510,000	558,000
Investments	2	11,000	68,000
Receivables from brokers and dealers		11,000	114,000
Receivables from affiliates,net		1,650,000	1,536,000
Advances to officer/employee		3,000	7,000
Office equipment, net		-	27,000
Prepaids and other assets	2	16,000	48,000
TOTAL ASSETS		$ 2,203,000	$ 2,444,000

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses		$ 271,000	$ 326,000
Subordinate loan-CHI	3	4,474,000	4,966,000
TOTAL LIABILITIES		$ 4,745,000	$ 5,292,000

STOCKHOLDERS' EQUITY

Common stock, $.001 par value, 13,660,000 shares authorized, 1,000 shares issued and outstanding		-	-
Accumulated deficit		(2,542,000)	(2,848,000)
TOTAL STOCKHOLDERS' EQUITY		$ (2,542,000)	$ (2,848,000)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 2,203,000	$ 2,444,000

See accompanying notes to financial statements.

THE CHAPMAN CO.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

SEE INDEPENDENT AUDITORS' REPORT

REVENUE	NOTE(S)	2003	2002
Commissions	2	$ 720,000	$ 2,732,000
Underwriting and management fees	2	190,000	246,000
Interest and dividends		21,000	70,000
Gain (loss) on trading, primarily proprietary stock	2	(11,000)	40,000
TOTAL REVENUE		$ 920,000	$ 3,088,000
Interest expense		196,000	240,000
NET REVENUE		$ 724,000	$ 2,848,000
EXPENSES			
Compensation and benefits		$ 425,000	$ 2,093,000
Floor brokerage and clearing fees		15,000	264,000
Depreciation and amortization expense	2	8,000	69,000
Other operating expenses		222,000	390,000
TOTAL EXPENSES		$ 670,000	$ 2,816,000
INCOME BEFORE INCOME TAX BENEFIT		$ 54,000	$ 32,000
Income tax benefit	2,5	-	-
NET INCOME		$ 54,000	$ 32,000

See accompanying notes to financial statements.

THE CHAPMAN CO.
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock	Additional paid-in capital	Accumulated deficit	Total stockholders' deficit
Balance, December 31, 2001	$ -	$ -	$ (2,880,000)	$ (2,880,000)
Net income			32,000	32,000
Balance, December 31, 2002	$ -		$ (2,848,000)	$ (2,848,000)
Net income		-	54,000	54,000
Subsidiary dissolved			252,000	252,000
Balance, December 31, 2003	$ -	$ -	$ (2,542,000)	$ (2,542,000)

See accompanying notes to financial statements.

THE CHAPMAN CO.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 54,000	$ 32,000
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization expense	8,000	69,000
Effect from changes in assets and liabilities		
Deposits with clearing organization	48,000	96,000
Investments	57,000	-
Receivables from brokers and dealers	103,000	54,000
Receivables from affiliates, net	(114,000)	(907,000)
Prepaids and other assets	32,000	70,000
Accounts payable and accrued expenses	(55,000)	63,000
Accrued interest on subordinated loan from parent	(492,000)	228,000
NET CASH PROVIDED (APPLIED) FROM OPERATING ACTIVITIES	$ (359,000)	$ (295,000)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Repayment of advances from officer/employee	4,000	3,000
Sale of equipment	19,000	-
NET CASH PROVIDED FROM INVESTING ACTIVITIES	$ 23,000	$ 3,000
CASH FLOWS FROM FINANCING ACTIVITIES:		
Subsidiary dissolved	$ 252,000	$ -
NET CASH APPLIED BY FINANCING ACTIVITIES	$ 252,000	$ -
NET DECREASE IN CASH AND CASH EQUIVALENTS	$ (84,000)	$ (292,000)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	86,000	378,000
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 2,000	$ 86,000

See accompanying notes to financial statements.

Note 1 – Organization and Business

The Chapman Co. (the Company) provides securities brokerage and investment banking services. The Company, during December 1997, became a wholly owned subsidiary of Chapman Holdings, Inc. (Chapman Holdings) as a result of a merger. The Company had two subsidiaries, Chapman Capital Management, Inc. (CCM) and Chapman Insurance Agency, Incorporated (CIA) which were spun off from the Company as part of the initial public offering (IPO) of Chapman Holdings on February 26, 1998. The Company had a subsidiary, Chapman On-Line (COL) that was formed in January 2000. Effective June 20, 2000, Chapman Holdings, Inc., Chapman Capital Management Holdings, Inc. and Chapman Insurance Holdings, Inc. merged into separate wholly owned subsidiaries of eChapman, Inc. (eChapman). eChapman was a newly formed corporation designed to bring these companies together and to take advantage of the unique opportunities presented by the growth of the internet. Chapman On-Line subsidiary of the Chapman Company has dissolved as of December 31, 2002.

The Company allocates compensation, benefits and other costs to CCM, CIA and eChapman on a proportional allocation cost method which management believes is reasonable. Compensation and benefits are allocated based on management's estimate of the percentage of time employees spend performing services for CCM, CIA and eChapman. Other costs, consisting of communications, occupancy and administrative support, are allocated based on estimated usage by CCM, CIA and eChapman.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States and include the operations of the Company. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying financial statements for December 31, 2002 were stated as consolidated with Chapman On-Line. Chapman On-Line has dissolved as of December 31, 2002 therefore management is providing supplemental information financial statements, for comparative purposes, removing any transaction associated with Chapman On-line.

Going concern

The Company has a substantial doubt about its ability to continue as a going concern. The Company's pending legal issues and the adverse economic conditions due to market uncertainties has limited the ability of the company to generate revenue. As shown in the accompanying financial statements as of December 31, 2003 total liability exceeded total assets by $2,271,000. Additionally $1,650,000 of the Company's total assets is represented by receivables from affiliates, which there is a substantial doubt that the affiliate has the ability to pay. The Company stockholders' deficit is $2,542,000 as of December 31, 2003. 82 percent of the Company's accounts payable are outstanding since 2002 demonstrating an inability to pay their liabilities. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Cash and cash equivalents

For purposes of the statement of cash flows, cash equivalents include demand deposits, time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. As of December 31, 2002 Cash and cash equivalents includes cash invested in the U.S. Treasury Money Fund, a fund managed by Chapman Capital Management, Inc., an affiliate.

Investments

Investments as of December 31, 2003, consist of investments in common stock of private companies, in which costs approximates market. As of December 31, 2003, the $11,000 of investments held was classified as available for sale in accordance with Statements of Financial Accounting Standards 115.

Securities owned

As of December 31, 2002 securities owned consisted of trading proprietary stock, which was carried at market on the balance sheet, and any unrealized gain (loss) on trading was included in earnings on the income statement. The proprietary stock (securities owned) was primarily stock of eChapman. The Company was the market maker for eChapman and, thus, held its stock in inventory. As of 2003 the Company no longer holds eChapman stock nor makes markets in eChapman. As of December 31, 2002, the Company held 619 shares of common stock of eChapman with a market value of approximately $1,000.

Financial instruments

The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, receivable, investments, securities owned, advances, accounts payable and accrued expenses, margin loan payable and subordinated loan from parent approximate fair value.

Segment reporting

The Company has determined that it has only one segment, securities brokerage and investment banking services. The Company came to this conclusion because the Company operates in one regulatory environment and has only one management group that manages the entire Company. Information on the Company's results is provided as one segment to the key decision-maker to make decisions.

Comprehensive income

The Company does not have any comprehensive income adjustments for the periods presented, and therefore, comprehensive income equals net income.

Revenue recognition

The Company records commission revenue and related expenses on a trade date basis as the securities transactions occur. Management fees are recognized in the period the services are provided, and underwriting fees are recognized when the transactions close.

Volatility of business

The Company's revenues and operating results may fluctuate from month to month, quarter to quarter and year to year due to a combination of factors, including the number of underwriting transactions in which the Company participates, access to public markets for companies in which the Company has invested as a principal, the level of institutional and retail brokerage transactions, and expenses of establishing new business units. The Company's revenues from an underwriting transaction are recorded only when the underwritten security commences trading; accordingly, the timing of the Company's recognition of revenue from a significant transaction can materially affect the Company's operating results. As a result, the Company could experience losses if demand for the above transactions decline faster than the Company's ability to change its cost structure.

Office equipment

Office equipment is depreciated using the straight-line method over the estimated useful life of 3 to 5 years. As of December 31, 2003 and 2002, depreciation expense was $8,000

and $17,000 respectively and accumulated depreciation was $71,000 and $54,000, respectively. During September 2003 all office equipment was sold to eChapman, a related party.

Transactions with clearing organization

The Company is required to have cash on deposit with its clearing agent for general trading purposes. In addition, receivables from and payables to the clearing organization arise from cash settlements on ordinary trading activity and clearing expenses.

Proprietary accounts held at the clearing organization (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing organization to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

Income taxes

The Company accounts for income taxes under the separate company liability method, whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Note 3 – Subordinated Loan from Parent

The statements of changes in subordinated loan from Parent for the year ended December 31, 2003 is as follows:

	The Chapman Co.
Balance, December 31, 2002	$ 4,280,000
Interest accrued	194,000
Balance, December 31, 2003	$ 4,474,000

Note 4 – Commitments and Contingencies

The Company has an operating lease agreement for its office facilities, which expires on August 18, 2004. Rent expense under this agreement is $2,000 per month.

The Company clears all transactions for its brokerage customers through its clearing agent, on a fully disclose basis, which carries and clears all customer securities accounts. The

margin credit. These loans are made to customers on a secured basis, with the clearing agent maintaining collateral in the form of saleable securities, cash or cash equivalents. Pursuant to the terms of the agreement between the Company and the clearing agent, in the event that customers fail to pay for their purchases, to supply the securities that they have sold, or to repay funds they have borrowed, and the clearing agent satisfies any customer obligations, the Company would be obligated to indemnify the clearing agent for any resulting losses. For the year ended December 31, 2003, the Company did not incur such losses.

Securities brokerage firms become parties to arbitrations brought by dissatisfied customers in the general course of business. The Company has been and is currently a party to such proceedings, none of which has resulted or which management believes will result in any material liability.

The Company was advised in late November 2001 that the Securities and Exchange Commission (SEC) has entered an order of a formal, non-public investigation relating to certain sales and record keeping practices of the Chapman Company. The investigation is continuing. The outcome of this matter is currently unknown.

Note 5 – Income Taxes

A reconciliation of the statutory income taxes to the recorded income tax provision for the year ended December 31, 2003, is as follows:

Statutory tax (at 35 percent rate)	$ 20,000
Effect of state income taxes	4,000
Effect of permanent book to tax differences	20,000
Effect of graduated tax rate	(5,000)
Total	39,000
(Decrease) increase in valuation allowance	(39,000)
Income tax benefit	$ -

The components of the income tax benefit for the year ended December 31, 2003, is as follows:

Current	$ -
Deferred	39,000
Valuation reserve	(39,000)
Income tax benefit	$ -

Note 6– Regulatory Requirements

The Company was subject to compliance with various SEC and NASD regulations. During 2000, the SEC and NASD performed a periodic review of the Company's records and procedures for compliance with its requirements. This review identified several items for which the Company was in violation. These violations may subject the Company to fines and other penalties. As the SEC and NASD have not completed their review, the amount, if any, or fines or other penalties, is not known and not recorded in the consolidated financial statements.

The Company claims exemption K(2)(ii) from Rule 15c3-3 as all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is the Pershing Division of Donaldson, Lufkin & Jenrette, with Firm SEC #8-17574.

Note 7 – Employees Savings plan

The Company's Retirement Savings Plan, a 401(k) plan, provides participants a mechanism for making contributions for retirement savings. Each participant may make pre-tax and after-tax contributions based on eligible compensation. The Company may make discretionary contributions based on the participants' compensation for the plan year. The Company elected not to contribute to the plan for the years ended December 31, 2003 and 2002.

Note 8 – Related Party Transactions

As of December 31, 2000, the Company had outstanding advances to its majority stockholder of $251,000. The advances to the majority stockholder were reflected in two notes. One note was a three-year note that accrued interest at a rate of 5.54 percent per annum. No interest or principal payments were due until maturity, which was February 2001. There was also a demand note that accrued interest at 5.5 percent per annum. Both of the above notes were rolled into one demand note on February 22, 2001. The interest rate on the note is based on the IRS applicable federal rate in effect from time to time. As of February 22, 2001, this was transferred from the Company to eChapman. The Company also has $3,000 of advances to employees as of December 31, 2003.

The Company shares office space, certain employees and other overhead with certain other entities controlled by the majority stockholder including CCM, CIA and eChapman. The Company allocates compensation and benefits expense to CCM, CIA and eChapman based on actual compensation and benefits expense and the estimated percentage of the employee's time spent performing services for each entity. The Company allocates other expenses based on estimated usage.

Receivables from affiliates consist of receivables from eChapman related to the above agreement. During 2003, the Company had net receivables from eChapman of $1,650,000 related to costs paid on their behalf for operations.

In May 1998, the Company obtained a subordinated loan from Chapman Holdings, Inc. in the amount of $2,500,000. The loan accrued interest at a rate of 5.57 percent per annum and matured on May 31, 2001. In February 2001 and 2004 (see subsequent event), the Company renewed the existing subordinated loan agreement from Chapman Holdings in the amount of $2,500,000. This loan continues to accrue interest at the rate of 5.57 percent per annum and matures on February 26, 2007.

In August 2000, the Company obtained a subordinated loan from Chapman Holdings, Inc. in the amount of $1,000,000. The loan accrues at a rate of 5.57 percent per annum and matures on March 6, 2006.

Note 9 – Subsequent Event

Subsequent to December 31, 2003 the subordinate note dated May 1998 was renewed the existing subordinated loan agreement from Chapman Holdings in the amount of $2,500,000. This loan continues to accrue interest at the rate of 5.57 percent per annum and matures on February 26, 2007.



201 N. Charles Street, Suite 1102
Baltimore, Maryland 21201
410.962.5252
Fax 410.244.0753
877.962.5252 (Toll Free)
wmcnair@wilkinsmcnair.com
http://wilkinsmcnair.com

203 N. LaSalle Street, Suite 2100
Chicago, Illinois 60601
312.558.1485
Fax 312.346.9603

39555 Orchard Hill Place, Suite 600
Novi, Michigan 48375
248.348.5760
Fax 248.347.1883

To the Board of Directors of
eChapman, Inc.

In planning and performing our audits of the financial statements of The Chapman Co. (the Company) for the years ended December 31, 2003 and 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by The Chapman Co., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making Quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures that can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low risk the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003 and 2002, to meet SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealer, and is not intended to be and should not be used by anyone other than these specified parties.

Wilkins McGuire P. C.

March 29, 2004

THE CHAPMAN CO.
SCHEDULE OF COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2003

	2003	2002
Net Capital:		
Total Stockholder's deficit	$ (2,542,000)	$ (2,848,000)
Subordinated loan and accrued interest	4,474,000	4,966,000
Total Equity and subordinated loan	$ 1,932,000	$ 2,118,000
Adjusted net capital:		
Deductions and/or charges:		
Receivable from broker dealers	$ 11,000	$ 114,000
Due from affiliates	1,650,000	1,536,000
Other assets	16,000	75,000
Unsecured receivables	3,000	7,000
Haircut on securities	-	-
Total Deductions	$ 1,680,000	$ 1,732,000
Net Capital	$ 252,000	$ 386,000
Computation of basic net capital requirement:		
Minimum net capital required	100,000	250,000
Total excess net capital	$ 152,000	$ 136,000
Aggregate indebtedness:		
Accounts payable and accrued expenses of broker	$ 271,000	$ 326,000
Reconciliation with company's computation (included in part II A of form X-17a-5 as of December 31, 2003):		
Net capital as reported in company's part II A focus report (unaudited)	$ 258,000	$ 392,000
Net audit adjustments	(6,000)	(6,000)
Net capital per above	$ 252,000	$ 386,000

SUPPLEMENTARY INFORMATION
THE CHAPMAN CO.
COMPARATIVE
UNCONSOLIDATED
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

SEE INDEPENDENT AUDITORS' REPORT

ASSETS		2003		2002
Cash	$	2,000	$	86,000
Cash deposits with clearing organization		510,000		558,000
Investments		11,000		68,000
Receivables from brokers and dealers		11,000		114,000
Receivables from affiliates,net		1,650,000		1,099,000
Advances to officer/employee		3,000		7,000
Office equipment, net		-		27,000
Prepaids and other assets		16,000		48,000
TOTAL ASSETS	$	2,203,000	$	2,007,000

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	271,000	$	323,000
Subordinate loan-CHI		4,474,000		4,280,000
TOTAL LIABILITIES	$	4,745,000	$	4,603,000

STOCKHOLDERS' EQUITY

Common stock, $.001 par value, 13,660,000 shares authorized, 1,000 shares issued and outstanding		-		-
Accumulated deficit		(2,542,000)		(2,596,000)
TOTAL STOCKHOLDERS' EQUITY	$	(2,542,000)	$	(2,596,000)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,203,000	$	2,007,000

THE CHAPMAN CO.
COMPARATIVE
UNCONCOLIDATED
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

SEE INDEPENDENT AUDITORS' REPORT

	2003	2002
REVENUE		
Commissions	$ 720,000	$ 2,731,000
Underwriting and management fees	190,000	246,000
Interest and dividends	21,000	68,000
Gain (loss) on trading, primarily proprietary stock	(11,000)	40,000
TOTAL REVENUE	$ 920,000	$ 3,085,000
Interest expense	196,000	206,000
NET REVENUE	$ 724,000	$ 2,879,000
EXPENSES		
Compensation and benefits	$ 425,000	$ 2,093,000
Floor brokerage and clearing fees	15,000	256,000
Depreciation and amortization expense	8,000	12,000
Other operating expenses	222,000	380,000
TOTAL EXPENSES	$ 670,000	$ 2,741,000
INCOME BEFORE INCOME TAX BENEFIT	$ 54,000	$ 138,000
Income tax benefit	-	-
NET INCOME	$ 54,000	$ 138,000